Exhibit 99.1

CureVac Swiss AG Initiates Rolling Submission Process for mRNA-based COVID-19 Vaccine Candidate, CVnCoV, with Swissmedic

•	Rolling submission to accelerate time to marketing authorization of CVnCoV in Switzerland
•	Review process started with submission of first CVnCoV data package

TÜBINGEN, Germany/ BOSTON, USA – April 19, 2021 – The CureVac Swiss AG, the Swiss subsidiary of CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (mRNA), today announced initiation of a rolling submission for CVnCoV, the company’s mRNA based COVID-19 vaccine candidate, for the use in Switzerland. The application for authorization was submitted to Swissmedic, the country’s authority responsible for the authorization and supervision of therapeutic products including vaccines.

CureVac has already provided the first data package on CVnCoV, its COVID-19 vaccine candidate. Swissmedic will review these data regarding the standards of quality, safety and efficacy in consideration of the potential authorization for use of the CureVac vaccine candidate in Switzerland. With this process the time to authorization can be reduced.

“Switzerland is an important market for CureVac not only with regards to CVnCoV”, says Antony Blanc Chief Business Officer (CBO) & Chief Commercial Officer (CCO). “Along with Germany and Austria, Switzerland represents one of the three countries for which CureVac holds exclusive commercialization rights for program products in the context of CureVac’s broad GSK partnership in vaccines for infectious diseases as well as second-generation vaccines for COVID-19. After having established a legal entity in Basel in March 2021, we now took the next key step in preparing the timely access to Switzerland following our ongoing efforts for the European Union territory.”

In early February the Swiss federal government and CureVac have signed a contract for the supply of five million vaccine doses. The contract is based on the delivery agreement between the European Commission and the company.

CureVac’s COVID-19 vaccine candidate is currently in late-stage clinical testing. The pivotal Phase 2b/3 study (HERALD), initiated on December 14, 2020, has successfully completed recruitment, with currently about 40,000 participants in Latin America and in Europe. In February 2021, the Company started a rolling submission with the European Medicines Agency (EMA) for CVnCoV and, subject to the clinical trial results, expects the potential authorization for use in the EU in the second quarter of 2021.

About CVnCoV

CureVac began development of its mRNA-based COVID-19 vaccine candidates in January 2020. The vaccine candidate chosen first for clinical development, CVnCoV, is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nanoparticles (LNPs). Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of immune response was comparable to recovered COVID-19 patients, closely mimicking the immune response after natural COVID-19 infection. In December 2020, CureVac initiated a pivotal Phase 2b/3, the HERALD study, with a 12µg dose of CVnCoV. In February 2021, CureVac initiated a rolling submission with the European Medicines Agency (EMA) for CVnCoV.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the Company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 600 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.